April 16, 2008

FILED VIA EDGAR

Dominic Minore

Office of Investment Company Regulation

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Registration Statement on Form N-14 for Highland Credit Strategies Fund

- File Nos. 333-149424; 811-21869

Dear Mr. Minore:

This letter responds to your review of the registration statement on Form N-14 (“N-14”) for Highland Credit Strategies Fund (“Acquiring Fund”) related to proposed reorganization of Prospect Street High Income Portfolio Inc. (“High Income Portfolio”) or Prospect Street Income Shares Inc. (“Income Shares”), as applicable (each, an “Acquired Fund,” and together with the Acquiring Fund, the “Funds”), into the Acquiring Fund, which was filed with the Securities and Exchange Commission (“Commission”) on February 28, 2008.

Each Fund acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ M. Jason Blackburn

M. Jason Blackburn

Secretary and Treasurer